Exhibit 99.1

10 February 2022

Tremor International Ltd. To Announce Fourth Quarter
and Full-Year 2021 Financial Results on February 24, 2022

Conference Call to be Held February 24, 2022, at 9:00 AM/ET and 2:00 PM/GMT

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video and Connected TV (‘CTV’) advertising offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, will release its financial results for the fourth quarter and twelve-month period ended December 31, 2021 on Thursday, February 24, 2022.

Tremor will host a webcast and conference call at 6:00 AM/PT, 9:00 AM/ET and 2:00 PM/GMT on the same date to discuss the Company’s financial results.

Webcast and Conference Call Details:

•	Tremor International Fourth Quarter and Year-Ended December 31, 2021 Earnings Webcast and Conference Call
•	February 24, 2022 at 6:00 AM/PT, 9:00 AM/ET and 2:00 PM/GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/aiaow9os
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: (888) 771-4371
•	UK Participant Toll-Free Dial-In Number: +44 20 3147 4818
•	INTERNATIONAL Participant Dial-In Number: (847) 585-4405
•	Conference ID: 50282787

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

The media side of Tremor, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson(Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600